                                                                      EXHIBIT 20


NEWS RELEASE                                             [KEMPER LOGO]



FOR IMMEDIATE RELEASE


October 25, 1994

FOR MORE INFORMATION:
Ira Nathanson 708/320-4463 or
Bob Schuerings 708/320-4808



                          KEMPER CORPORATION REPORTS
                     THIRD-QUARTER AND NINE-MONTH RESULTS


        LONG GROVE, IL (Oct. 25) -- Kemper Corporation (NYSE: KEM) today reported operating earnings from continuing operations of $44.5 million, or $1.12 per share, for the quarter ended Sept. 30, compared with $32.8 million, or $.69 per share, for the same period in 1993. In the 1994 period, operating earnings included a benefit of $14.7 million after-tax, primarily from an investment portfolio repositioning, and an after-tax charge of $2.9 million relating to the planned merger of the company with Conseco, Inc.

        For the third quarter of 1994, the company reported net income from continuing operations of $14.3 million, or $.24 per share, compared with a net loss of $118.8 million, or $3.24 per share, for the same period in 1993. These results included net realized investment losses of $30.3 million in the third quarter of 1994, compared with net realized investment losses of $151.6 million in the 1993 period. The 1994 net realized investment losses were primarily from a repositioning of the life insurance subsidiaries' investment portfolios. The 1993 realized investment losses primarily were related to the company's

                                    -more-

KEMPER REPORTS THIRD-QUARTER, NINE MONTH EARNINGS -- PAGE 2

provisions for real estate-related losses of $250.0 million pre-tax, or $184.7 million after tax.

        Net income including discontinued operations for the third quarter of 1994 was $17.5 million, or $.34 per share, compared with $162.4 million, or $4.05 per share, for the third quarter of 1993. The 1993 third-quarter results included gains of $269.0 million from the sale of Economy Fire & Casualty Company and the exchange of Kemper's reinsurance and risk management subsidiaries for 17.4 million shares of Kemper common stock. Also in the 1993 third quarter, there was a $3.3 million benefit relating to a 1 percent retroactive increase in the corporate income tax rate.

        "Overall, I am pleased with these results," said David B. Mathis, chairman and chief executive officer of Kemper Corporation. "The earnings level becomes even more meaningful when you consider the unusual conditions under which these results were generated. The complexity of the planned merger transaction, including the lengthy third-party approval processes and the overall distraction to our operations, added new challenges for our people who already are facing industry-wide pressures in our core businesses."

NINE-MONTH RESULTS

        For the first nine months of 1994, Kemper reported operating earnings from continuing operations of $103.7 million, or $2.51 per share, compared with $57.0 million, or $.96 per share, in the year-ago period. The 1994 period included the previously mentioned $14.7 million benefit and a charge of $9.8 million after-tax relating to a proxy contest and the subsequent merger process. The 1993 results included charges of $11.9 million related to the company's adoption of new accounting rules.

        For the first nine months of 1994, net income from continuing operations was $89.4 million, or $2.09 per share, compared with a net loss of $160.3 million, or $3.78 per share, in the first nine months of 1993.


                                    -more-

KEMPER REPORTS THIRD-QUARTER, NINE MONTH EARNINGS -- Page 3

        The 1994 period included realized investment losses of $14.3 million, or $.42 per share. The 1993 period included realized investment losses of $217.3 million, or $4.74 per share.

        Net income including discontinued operations for the first nine months of 1994 was $95.1 million, or $2.26 per share, compared with $148.0 million, or $2.95 per share, for the 1993 first nine months. The 1993 period includes the previously mentioned third quarter realized gains on the divestiture of certain nonstrategic businesses.

ASSET MANAGEMENT

        The asset management segment reported nine-month 1994 operating earnings of $57.4 million, or $1.68 per share, compared with $68.5 million, or $1.49 per share, for the same period in 1993. The drop in earnings was caused by a decrease in commissions earned due to reduced new sales and lower management fees reflecting a decline in assets under management.

        Assets under management totaled $65.4 billion at Sept. 30, down from $69.3 billion at year-end 1993, but up slightly from June 30, 1994. The 1994 decrease is related to net redemptions of mutual funds and reductions in market values of assets under management.

        On Sept. 27, 1994, Kemper Financial Services, Inc. signed a definitive agreement to sell its 50 percent interest in Investors Fiduciary Trust Company to State Street Boston Corporation for approximately three million shares of State Street common stock.

LIFE INSURANCE

        The life insurance segment reported significantly higher operating earnings of $101.7 million, or $2.97 per share, for the first nine months of 1994, compared with $62.9 million, or $1.37 per share, for the same period in 1993. The increased earnings were attributable primarily to increased spreads on fixed-rate annuities and the positive impact





                                    -more-

KEMPER REPORTS THIRD-QUARTER, NINE MONTHS EARNINGS -- PAGE 4

of a repositioning of the life insurance segment's investment portfolio during September. The repositioning resulted in a reduced level of amortization of deferred policy acquisition costs during the period. Earnings also benefited from adjustments with respect to investments in collateralized mortgage obligations as well as increasing yields from the fixed-maturity portfolio.


        The segment reported net income of $63.2 million, or $1.84 per share, for the first nine months of 1994, compared with net income of $31.1 million, or $.68 per share, for the year-ago period. Net income included net realized investment losses of $38.5 million for the 1994 period, compared with net realized investment losses of $31.9 million for the year-ago period.

        The third-quarter 1994 repositioning of the segment's investment portfolio resulted in a realized investment loss of approximately $39.7 million after-tax from sales of certain investment-grade corporate securities and collateralized mortgage obligations. The $868.7 million of proceeds from the sales, together with $325.0 million of cash and short-term investments, were reinvested primarily in higher yielding U.S. Government guaranteed mortgage pass-through securities.

SECURITIES BROKERAGE

        The securities brokerage segment reported an operating loss of $3.0 million, or $.09 per share, in the first nine months of 1994, compared with a loss of $6.4 million, or $.14 per share, for the year-ago period. The 1993 period included a $19.8 million after-tax supplemental addition to legal reserves and a $5.5 million expense after-tax related to a change in accounting principles.

        The 1994 loss is primarily due to lower revenues reflecting the industry-wide downturn in the retail brokerage business and uncertainties with respect to the company's ownership. The segment began to address the downturn early this year by refocusing the organization on key business opportunities. In addition, steps were taken to reduce




                                    -more-

KEMPER REPORTS THIRD-QUARTER, NINE MONTHS EARNINGS -- PAGE 5

overhead costs. The full impact of these measures is not expected to be realized until 1995. Additionally, despite recent competitive pressures, the segment continues to work toward its long-term strategies to recruit brokers and to expand into selected communities.

REAL ESTATE

        The real estate segment reported a net loss of $2.5 million, or $.07 per share, for the first nine months of 1994, down significantly from a loss of $231.0 million, or $5.04 per share, for the first nine months of 1993. Included in the 1994 period were realized investment gains of $22.6 million, compared with realized investment losses of $185.4 million for the same period in 1993. The 1994 period included gains from the third-quarter sale of equity interests in certain multifamily projects to a newly formed real estate investment trust.

        Operating losses decreased to $25.1 million, compared with operating losses of $45.6 million in the same period of 1993. This improvement was due primarily to sales, refinancings and restructurings respecting certain joint ventures that reduced the level of losses the company is required to record. This segment continues to manage the real estate portfolio to decrease risk and reduce operating losses.

        Kemper Corporation is a holding company with principal subsidiaries in asset management, life insurance and securities brokerage.



                                     -30-

Editor's notes:
1. Operating earnings/loss denotes net income/loss excluding realized investment results and the gain on the sale of discontinued operations.
2.  Earnings per share are calculated on a primary basis.
3. Discontinued operations include property-casualty insurance, reinsurance and risk management.

(Table follows)



                                    -more-

KEMPER REPORTS THIRD-QUARTER, NINE MONTH EARNINGS -- PAGE 6

Kemper Corporation Consolidated Financial Highlights (unaudited)
(in millions, except per share data)

                                                          9 Months Ended 9-30         3 Months Ended 9-30
                                                          -------------------         -------------------
                                                          1994           1993         1994           1993
                                                          ----           ----         ----           ----
Net Income (loss)

Continuing operations before cumulative
      effect of changes in accounting principles      $     89.4      $ (148.4)     $   14.3     $  (118.8)
Cumulative effect of changes in
     accounting principles                                     -         (11.9)            -             -
                                                      ----------      --------      --------     ---------
Net income (loss) from continuing operations                89.4        (160.3)         14.3        (118.8)

Net income from discontinued operations,
     including cumulative effect of changes in
     accounting principles (A)                               5.7         308.3           3.2         281.2
                                                      ----------      --------      --------     ---------
Net income                                            $     95.1      $  148.0      $   17.5     $   162.4
                                                      ==========      ========      ========     =========
Average common and
     equivalent shares outstanding                          34.3          45.8          34.6          38.6
                                                      ==========      ========      ========     =========
Net income (loss) applicable to
     common shareholders                              $     77.4      $  135.2      $   11.6     $   156.3
                                                      ==========      ========      ========     =========
Net income (loss) per share (B):

Primary
Continuing operations before cumulative
     effect of changes in accounting principles         $   2.09      $  (3.52)     $    .24     $   (3.24)
Cumulative effect of changes in
     accounting principles                                     -          (.26)            -             -
                                                       ---------      --------      --------    ----------
Net income (loss) from continuing operations                2.09         (3.78)          .24         (3.24)
Net income from discontinued operations,
     including cumulative effect of changes in
     accounting principles                                   .17          6.73           .10          7.29
                                                       ---------      --------      --------     ---------
Net income per share                                    $   2.26      $   2.95      $    .34     $    4.05
                                                       =========      ========      ========     =========

Fully diluted
Continuing operations before cumulative
     effect of changes in accounting principles         $   2.08      $  (3.17)     $    .24     $   (2.75)
Cumulative effect of changes in
     accounting principles                                     -          (.24)            -             -
                                                       ---------      --------      --------     ---------
Net income (loss) from continuing operations                2.08         (3.41)          .24         (2.75)
Net income from discontinued operations,
     including cumulative effect of changes
     in accounting principles                                .14          6.30           .10          6.38
                                                       ---------      --------      --------     ---------
Net income per share                                    $   2.22      $   2.89      $    .34     $    3.63
                                                       =========     =========      ========     =========

Revenue                                                 $1,241.4      $1,046.6      $  371.4      $  242.4
                                                       =========      ========      ========     =========

                                               September 30, 1994    December 31, 1993    Percentage Change
                                               ------------------    -----------------    -----------------
Invested assets                                       $  7,873.1           $  8,071.7              (2.5)%
Total assets                                            13,877.4             14,038.1              (1.1)
Total stockholders' equity                               1,358.0              1,619.0             (16.1)
Book value per common share                                29.21                38.24             (23.6)



(A) Net income from discontinued operations reflects the effects of a change in accounting principles of $14.4 million for the nine months ended 9-30-93.
(B) Per share results reflect the effect of employee interests in Kemper Financial Companies, Inc.


Kemper Corporation
Long Grove, Illinois
October 25, 1994